FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: X Schedule A
X Schedules B & C

ISSUER DETAILS:

Name of Issuer	EXPATRIATE RESOURCES LTD.
Issuer Address	#701 - 475 Howe Street, Vancouver, B.C. V6C 2B3
Issuer Telephone Number	(604) 682-5474
Contact Person	Harlan D. Meade
Contact Position	President
Contact Email Address	info@expatriateresources.com
Web Site Address	www.expatriateresources.com
Contact Person	Harlan D. Meade
Contact Telephone Number	(604) 682-5474
For Quarter Ended	March 31, 2002
Date of Report (yy/mm/dd)	05/28/02

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Harlan D. Meade"	02/05/28
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"Robert G. Yeoman"	02/05/28
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

Jindra Casperson
C.G.A.*

NOTICE TO READER

We have compiled the consolidated balance sheet of Expatriate Resources Ltd. as at March 31, 2002, the consolidated statement of operations and deficit, the consolidated statement of cash flows, and the consolidated schedule of deferred exploration and development costs for the three months then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
May 28, 2002

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

EXPATRIATE RESOURCES LTD
CONSOLIDATED BALANCE SHEET
MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative audited figures for December 31, 2001)

	March 31, 2002	December 31, 2001
ASSETS		
Current Assets		
Cash	$ 119,008	$ 144,462
Accounts receivable	18,128	13,359
Marketable securities (Note 3)	725,000	700,000
Mineral exploration tax credit recoverable	341,039	325,101
Prepaid expenses	5,670	-
	1,208,845	1,182,922
Property, Plant and Equipment (Note 4)	33,272	35,758
Mineral Properties, including deferred costs (Note 5)	16,375,244	16,439,313
Metal Leaching and Sulphur Technology, including deferred costs (Note 6)	501,302	500,000
Deposit	4,811	4,811
	$ 18,123,474	$ 18,162,804
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 83,654	$ 128,803
Due to related parties	56,930	49,236
Current portion of obligation under capital lease	2,920	2,828
Convertible loans (Note 7)	490,335	1,800,000
	633,839	1,980,867
Obligation under capital lease, net of current portion	2,448	3,213
Due to Joint Venture	10,232	10,232
	646,519	1,994,312
SHAREHOLDERS' EQUITY		
Share Capital (Note 8)	25,420,477	23,883,127
Share Subscription Advances	-	100,000
Deficit	(7,943,522)	(7,814,635)
	17,476,955	16,168,492
	$ 18,123,474	$ 18,162,804

Approved on Behalf of the Board:

"Robert G. Yeoman"
Director

"Harlan D. Meade"
Director

The accompanying notes are an integral part of these financial statements.

EXPATRIATE RESOURCES LTD
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the three months ended March 31, 2001)

	2002	2001
ADMINISTRATION COSTS:		
Accounting fees	$ 2,500	$ 23,234
Amortization	2,486	2,237
Consulting	2,648	6,759
Filing fees	5,450	2,940
Investor relations and financing	14,834	37,906
Legal fees	17,524	760
Office services	13,775	17,602
Rent	17,105	9,872
Salaries and benefits	33,779	27,524
Transfer agent	-	914
	110,101	129,748
Interest and miscellaneous income	(5,290)	(12,522)
	104,811	117,226
Other Items:		
Interest on long-term debt	14,167	35,244
Loss (Gain) on conversion of foreign currencies	206	(978)
Write-down of capitalized costs related to mineral properties	1,576	370
Property examination costs	8,127	-
	24,076	34,636
LOSS FOR THE PERIOD	128,887	151,862
DEFICIT AT BEGINNING OF PERIOD	7,814,635	2,591,805
SHARE ISSUE COSTS	-	2,500
DEFICIT AT END OF PERIOD	$ 7,943,522	$ 2,746,167
Loss per share	$ (0.003)	$ (0.006)

The accompanying notes are an integral part of these financial statements.

EXPATRIATE RESOURCES LTD
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the three months ended March 31, 2001)

	2002	2001
OPERATING ACTIVITIES:		
Loss for the period	$ (128,887)	$ (151,862)
Adjustments:		
Amortization	2,486	2,237
Loss (Gain) on conversion of foreign currencies	206	(978)
Loss (Gain) on disposal of marketable securities	-	370
Write-down of capitalized costs related to mineral properties	1,576	-
	(124,619)	(150,233)
Net change in non-cash working capital items	(47,894)	(62,273)
	(172,513)	(212,506)
FINANCING ACTIVITIES:		
Issue of share capital for cash	143,000	-
Finders fees	(5,650)	(1,500)
Convertible loan (repayment) (Note 7)	(9,665)	-
Obligation under capital lease (repayment)	(673)	-
	127,012	(1,500)
INVESTING ACTIVITIES:		
Proceeds on disposal of marketable securities	-	4,237
Mineral property option payments received	102,500	-
Deferred exploration and development costs, net of mineral exploration tax credit	(80,945)	(255,185)
Deferred metal leaching and sulphur technology costs	(1,302)	(1,666)
Due from/to Joint Venture	-	(35,711)
	20,253	(288,325)
Gain (loss) on conversion of foreign currencies	(206)	978
DECREASE IN CASH	(25,454)	(501,353)
CASH AT BEGINNING OF PERIOD	144,462	1,639,315
CASH AT END OF PERIOD	$ 119,008	$ 1,137,962

SUPPLEMENTAL CASH FLOW INFORMATION (Note 9)

The accompanying notes are an integral part of these financial statements.

EXPATRIATE RESOURCES LTD.
CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE THREE MONTHS ENDED MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the three months ended March 31, 2001)

	March 31, 2002							
	Finlayson Project	Aurex-Sinister Project	Hyland Gold Joint Venture	Eureka Joint Venture	Canalask Property	Wolverine Joint Venture	Other Properties	Total
EXPLORATION AND DEVELOPMENT COSTS								
Accommodation and meals	$ 39	$ -	$ 39	$ -	$ -	$ -	$ -	$ 78
Consulting	43,076	1,860	748	882	-	-	8,961	55,527
Drafting	1,975	-	447	13	32	-	255	2,722
Field office	4,246	1,005	279	70	-	-	1,118	6,718
Labour	-	-	2,639	935	-	-	-	3,574
Professional fees	-	-	-	-	-	-	1,100	1,100
Recording fees	2,855	-	527	-	-	-	12,658	16,040
Supplies and miscellaneous	218	-	-	-	-	-	2,942	3,160
Travel and freight	19	-	9	4	-	-	120	152
	52,428	2,865	4,688	1,904	32	-	27,154	89,071
Mineral exploration tax credit	(13,010)	(716)	(1,040)	(476)	(8)	-	(688)	(15,938)
Mineral property examination costs	-	-	-	-	-	-	(8,127)	(8,127)
Total costs incurred during the period	39,418	2,149	3,648	1,428	24	-	18,339	65,006
Balance, beginning of period	10,814,120	127,979	84,881	92,512	573,252	854,582	281,407	12,828,733
	10,853,538	130,128	88,529	93,940	573,276	854,582	299,746	12,893,739
Write-off of costs	-	-	-	-	-	-	(1,575)	(1,575)
Balance, end of period	$10,853,538	$ 130,128	$ 88,529	$ 93,940	$ 573,276	$ 854,582	$ 298,171	$ 12,892,164

The accompanying notes are an integral part of these financial statements.

EXPATRIATE RESOURCES LTD.
CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE THREE MONTHS ENDED MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the three months ended March 31, 2001)

	March 31, 2001							
	Finlayson Project	Aurex-Sinister Project	Hyland Gold Joint Venture	Eureka Joint Venture	Canalask Property	Wolverine Joint Venture	Other Properties	Total
EXPLORATION AND DEVELOPMENT COSTS								
Accommodation and meals	$ 285	$ -	$ -	$ -	$ -	$ -	$ -	$ 285
Assays	728	-	-	-		1,999	-	2,727
Consulting	71,743	-	-	-	180	20,235	-	92,158
Drafting	207	-	-	-	-	-	876	1,083
Environmental costs	23,564	-	-	-	-	73,762	126	97,452
Field office	1,288	47	-	-	-	11,339	383	13,057
Labour	1,497	-	-	-	-	17,550	537	19,584
Professional fees	-	-	-	-	-	-	3,000	3,000
Recording fees	23,230	-	-	-	-	7,294	7,075	37,599
Supplies and miscellaneous	200	-	-	-	-	(288)	-	(88)
Travel and freight	800	-	-	-	-	1,503	47	2,350
	123,542	47	-	-	180	133,394	12,044	269,207
Interest income	-	-	-	-	-	(301)	(46)	(347)
Joint Venture overhead	(11,339)	-	-	-	-	-	-	(11,339)
Recoveries	(2,336)	-	-	-	-	-	-	(2,336)
Mineral exploration tax credit	(20,354)	(10)	-	-	(40)	(27,676)	(317)	(48,397)
Total costs incurred during the period	89,513	37	-	-	140	105,417	11,681	206,788
Balance, beginning of period	10,340,406	115,874	75,642	88,466	571,735	613,843	1,048,342	12,854,308
	10,429,919	115,911	75,642	88,466	571,875	719,260	1,060,023	13,061,096
Write-off of costs	-	-	-	-	-	-	-	-
Balance, end of period	$10,429,919	$ 115,911	$ 75,642	$ 88,466	$ 571,875	$719,260	1,060,023	$13,061,096

The accompanying notes are an integral part of these financial statements.

EXPATRIATE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(DECEMBER 31, 2001)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Expatriate Resources Ltd. (the "Company") have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended December 31, 2001, except that they do not include all note disclosures required for annual financial statements. It is suggested that the interim consolidated financial statements be read in conjunction with the annual consolidated financial statements.

2. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the following subsidiaries:

	Incorporation	Percentage of Ownership
Latina Resources Ltd.	British Columbia	100%
Nitrosyl Technologies Corporation	British Columbia	100%
Nitrox Metals Corporation	British Columbia	50%
Catalytic Sulphur Corporation	British Columbia	75%
Minera Latina, S.A.	Argentina	100%
Compañia Minera Latina Limitada	Chile	100%

3. MARKETABLE SECURITIES

	March 31, 2002	December 31, 2001
Uravan Minerals Inc. (166,667 shares; market value $23,333)	$ 25,000	$ -
Resource Investment Trust (309,287 shares; market value $716,250)	700,000	700,000
	$ 725,000	$ 700,000

Subsequent to March 31, 2002 the Company sold 275,000 Resource Investment Trust shares for net proceeds of $578,000. In addition, the Company sold 45,000 Uravan Minerals Inc. shares for net proceeds of $8,850.

4. PROPERTY, PLANT AND EQUIPMENT

	March 31, 2002			December 31, 2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and fixtures	$ 24,754	$ 7,822	$ 16,932	$ 17,823
Computer equipment	19,278	8,277	11,001	11,894
Equipment under capital lease	8,425	3,086	5,339	6,041
	$ 52,457	$ 19,185	$ 33,272	$ 35,758

5. MINERAL PROPERTIES

	March 31, 2002			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration and Development Costs	Write-off of Capitalized Costs	Total
Canalask Property	$ (7,314)	$ 573,276	$ -	$ 565,962
Aurex-Sinister Property	108,965	130,128	-	239,093
Finlayson Project	652,358	10,853,538	-	11,505,896
Donjek Properties	1	1,428	-	1,429
Selwyn Basin Properties	1	-	-	1
Wolverine Joint Venture Properties	2,557,500	854,582	-	3,412,082
Eureka Joint Venture Properties	62,394	93,940	-	156,334
Tillex and Cook Properties	1	-	-	1
Hyland Gold Joint Venture	49,000	88,529	-	137,529
Black and Fisher Properties	1	-	-	1
Isleña Project	46,560	264,000	-	310,560
Gabriela Property	7,600	5,700	-	13,300
Lucy Property	2,850	3,500	-	6,350
Yava Property	3,163	17,441	-	20,604
Fox River Project	1	1,575	(1,576)	-
Chug Chug Property	-	4,898	-	4,898
Cerro Ochre Property	-	325	-	325
Payo Properties	-	879	-	879
	$ 3,483,081	$ 12,893,739	$ (1,576)	$ 16,375,244

5. MINERAL PROPERTIES (CONT'D)

	December 31, 2001			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration and Development Costs	Write-off of Capitalized Costs	Total
Canalask Property	$ 17,686	$ 573,252	$ -	$ 590,938
Aurex-Sinister Property	108,965	127,979	-	236,944
Finlayson Project	1,852,358	11,191,894	(1,477,774)	11,566,478
Donjek Properties	14,851	94,073	(108,923)	1
Selwyn Basin Properties	125,452	460,062	(585,513)	1
Wolverine Joint Venture Properties	2,557,500	854,582	-	3,412,082
Eureka Joint Venture Properties	64,894	92,512	-	157,406
Tillex and Cook Properties	184,432	-	(184,431)	1
Hyland Gold Joint Venture	49,000	84,881	-	133,881
Black and Fisher Properties	29,494	8,907	(38,400)	1
Isleña Project	89,810	482,900	(265,350)	307,360
Gabriela Property	7,600	6,100	(600)	13,100
Lucy Property	2,850	4,300	(900)	6,250
Yava Property	3,163	11,706	-	14,869
Fox River Project	-	1,300,000	(1,299,999)	1
	$ 5,108,055	$ 15,293,148	$ (3,961,890)	$ 16,439,313

Canalask Property

i. By Agreements dated May 28, 1993 and January 13, 1994, the Company acquired a 100% interest in 50 mineral claims located in the Whitehorse Mining District, Yukon Territory.

ii. The Company acquired by staking a 100% interest in 142 additional mineral claims contiguous to the claims described above.

iii. By a Letter Agreement dated October 14, 1999 (amended September 13, 2000), the Company granted Uravan Minerals Inc. of Alberta ("Uravan") an option to acquire a 50% interest in this Property for consideration of:

- Payment of $50,000 (payable in cash or shares of Uravan's capital stock) from Uravan as follows:
  - $ 25,000 on signing of the formal option agreement (paid by the issuance of 35,714 shares of Uravan at a price of $0.70 per share); and
  - $ 25,000 on or before January 1, 2002 (paid by the issuance of 166,667 shares of Uravan at a price of $0.15 per share).

5. MINERAL PROPERTIES (CONT'D)

- A requirement to incur an aggregate of $1,200,000 in exploration and development expenditures (of which $300,000 is a firm commitment) on the property to vest a 50% interest as follows:
  - $ 300,000 on or before August 1, 2001;
  - $ 400,000 on or before August 1, 2002; and
  - $ 500,000 on or before August 1, 2003.

Uravan paid the Company an additional $25,000 as a condition for granting various extensions contained in the September 13, 2000 Amending Agreement.

Uravan can acquire an additional 10% working interest in the property by incurring an additional $1,000,000 in exploration and development expenditures on the property.

Upon Uravan completing the required payments and expenditures, the Company and Uravan shall enter into a Joint Venture Agreement to continue exploration and development of this property. The Company shall have either a 50% or 40% participating interest in the Joint Venture depending on whether Uravan exercises its option to acquire an additional 10% interest.

<u>Finlayson Project</u>

i. The Company has acquired by staking a 100% interest in approximately 2,830 mineral claims of which 2,791 claims are located in the Watson Lake Mining District, Yukon Territory and 40 claims are located in the Whitehorse Mining District, Yukon Territory. (Total acquisition costs to March 31, 2002 are $707,358).

   The Company acquired 85 of the above mineral claims by an Agreement dated March 3, 1999 for a consideration of 100,000 common shares of the Company's capital stock (issued at a price of $0.55 per common share).

ii. By an Agreement dated June 12, 2001, the Company has granted True North Gems Inc. ("True North") of West Vancouver, British Columbia, an option to acquire a 50% interest, for the express purpose of exploring for and recovery of gemstones only, in 93 mineral claims, known as the Goal claims, for consideration of:

   - $10,000 cash on or before July 15, 2001 (received);

5. **MINERAL PROPERTIES (CONT'D)**

- Incurring aggregate exploration expenditures of $1,100,000 on the property as follows:

  - $100,000 on or before March 1, 2002;
  - $250,000 on or before March 1, 2003;
  - $250,000 on or before March 1, 2004;
  - $250,000 on or before March 1, 2005;
  - $250,000 on or before March 1, 2006; and

- $40,000 cash on completion of the aggregate exploration expenditures.

As at March 31, 2002, True North had made eligible exploration expenditures totalling approximately $290,000.

iii. By a Purchase Agreement dated March 7, 2002 the Company granted True North an option to acquire the Company's remaining 50% interest (for a total 100% interest) in the 93 mineral claims described above for consideration of:

- $300,000 cash, payable in stages on or before March 7, 2003 ($100,000 received);
- the issuance of units of True North having a value of $200,000; and
- granting the Company rights under an Access Rights Agreement whereby the Company retains the right to explore for precious and base metals on the property.

The Purchase Agreement would extinguish the current option and joint venture agreement between the Company and True North.

Eureka Joint Venture Properties

By an Agreement dated April 15, 1999, the Company and Strategic Metals Ltd. (formerly: Nordac Resources Ltd.) ("Strategic") of Vancouver, British Columbia formed the Eureka Joint Venture ("EJV"). Each Company has a 50% interest in the EJV.

The EJV currently has a 100% interest in 256 mineral claims located in the Dawson Mining District, Yukon Territory. The Company's contribution to the EJV is as follows:

i. 100% interest in mineral claims which were staked by the Company during the year ended December 31, 1999 at a cost of $3,516;

ii. repayment of $23,218 to Strategic for the staking cost of mineral claims; and

iii. payment for staking of additional claims at a cost of $38,160.

5. MINERAL PROPERTIES (CONT'D)

By an Option Agreement dated February 27, 2002 the Company, and its Eureka Joint Venture ("Eureka") partner granted Viceroy Resource Corporation ("Viceroy") an option to acquire up to a 65% interest in Eureka for consideration of:

For a 50% interest:

- $40,000 cash, payable in stages on or before February 1, 2005 ($5,000 received); and
- incurring aggregate exploration expenditures totalling $900,000 on or before February 1, 2006.

For an additional 15% interest:

- incurring additional exploration expenditures of $600,000 over a two year period.

A joint venture will be formed upon Viceroy earning either a 50% or 65% interest in Eureka.

Chug Chug, Cerro Ochre and Payo Properties

By a Letter Agreement dated March 19, 2002 the Company acquired a 100% interest in 3 mineral properties located in Chile for consideration of:

- 150,000 common shares of the Company's capital stock (subsequently issued at a price of $0.10 per share);
- granting the Vendor the right to back in to a 50% joint venture interest on each of the properties by incurring exploration expenditures equal to 250% of the Company's expenditures thereon.

6. METAL LEACHING AND SULPHUR TECHNOLOGY

	March 31, 2002	December 31, 2001
Acquisition Costs	$ 500,000	$ 935,000
Write-off of capitalized costs	-	(435,000)
	500,000	500,000
Deferred Development Costs:		
Consulting	-	1,200
Patents fees	1,302	8,761
	1,302	9,961
Balance, beginning of period/year	-	199,141
Write-off of capitalized costs	-	(209,102)
Balance, end of period/year	1,302	-
Total Metal Leaching and Sulphur Technology Costs	$ 501,302	$ 500,000

7. CONVERTIBLE LOANS

		March 31, 2002	December 31, 2001
a.	Maturing May 10, 2004, secured by Convertible Note and bearing an effective interest rate of 11.11% per annum, with interest payable quarterly.	$ 490,335	$ 500,000

All or part of the principal amount of the loan is convertible at the option of the lender into common shares of the Company at a price of $0.65 per common share on or before May 10, 2002; at a price of $0.75 per common share on or before May 10, 2003; or at a price of $0.85 per common share on or before May 10, 2004.

As additional consideration for the loan, the Company issued share purchase warrants to the lender, entitling it to subscribe for up to 769,230 common shares of the Company at a price of $0.65 per common share on or before May 10, 2002 (these warrants subsequently expired unexercised).

The Company has the right to prepay all or any portion of the convertible loan outstanding.

In addition, the lender has the right after May 10, 2002 to require the Company to repay any portion of the convertible loan outstanding. Upon receipt of notice of repayment the Company has thirty banking days to repay the loan. Subsequent to March 31, 2002 the Company received notice of repayment and has repaid the outstanding principal and interest in full.

b. The Company entered into an 8% Redeemable Convertible Debenture with Hunter Dickinson Group Inc. ("HDGI") in order to finance the Company's investment in the Precious Exploration Limited Partnership ("PELP"). The Debenture was secured by the Company's interest in PELP. The loan was due December 31, 2002 unless the Company did not exercise its option to participate in the 2002 exploration program on or before January 31, 2002 and pay the promotion fee of $250,000, the total amount of the loan plus accrued interest was due immediately.

In January, 2002, the management of the Company resolved not to exercise its option, and the Company relinquished its interest in PELP and the loan was converted into 7,000,000 common shares.

8. SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 common shares without par value and 100,000,000 Class "A" Preferred shares having a par value of $1.00 per share.

The Company has issued common shares of its capital stock as follows:

	March 31, 2002		December 31, 2001	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	36,665,461	$ 23,883,127	22,856,266	$ 21,027,230
Issued during the period/year for:				
Cash	1,430,000	137,350	619,000	182,925
Mineral properties	-	-	1,000,000	124,000
Special Warrants	-	-	3,536,222	1,346,850
Share subscription advances	1,000,000	100,000	1,116,166	446,466
Finders fees	-	-	6,250	2,500
Debt	7,000,000	1,300,000	531,557	53,156
Investment	-	-	7,000,000	700,000
Balance, end of period/year	46,095,461	$ 25,420,477	36,665,461	$ 23,883,127

Transactions for the Issue of Share Capital
<u>During the Period Ended March 31, 2002:</u>

a. The Company completed a Private Placement financing consisting of 250,000 units at a price of $0.40 per unit for a net consideration of $97,600 after payment of finders fees totalling $2,400. Each unit consists of three "flow-through" common shares, one ordinary common share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional ordinary common share at a price of $0.12 per share on or before January 10, 2003.

b. The Company completed a Private Placement financing consisting of 132,500 units at a price of $0.40 per unit for a total consideration of $53,000. Each unit consists of three "flow-through" shares, one ordinary common share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional ordinary common share at a price of $0.12 per share on or before February 27, 2003.

c. The Company completed a Private Placement financing consisting of 900,000 units at a price of $0.10 per unit for a net consideration of $86,750 after payment of finders fees totalling $3,250. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional common share at a price of $0.12 per share on or before February 27, 2003.

8. SHARE CAPITAL (CONT'D)

d. The Company issued 7,000,000 shares on conversion of the Redeemable Convertible Debenture as described in Note 7b.

Stock Options:

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 2,869,000 (subsequently increased to 4,919,000). Options granted under the Plan will have a maximum term of ten years. The exercise price of options granted under the Plan will not be less than the market price of the common shares (defined as the average closing market price of the Company's common shares for the ten trading days immediately preceding the day on which the TSX Venture Exchange receives notice regarding the granting of such options), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

A summary of the status of the Company's stock option plan as of March 31, 2002 and December 31, 2001, and changes during the period/year then ended is as follows:

	March 31, 2002		December 31, 2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	2,830,000	$ 0.34	2,302,000	$ 0.50
Granted	185,000	0.10	1,255,000	0.12
Exercised	-	-	-	-
Forfeited/cancelled	(455,000)	(0.48)	(727,000)	(0.49)
Options outstanding, end of period/ year	2,560,000	$ 0.29	2,830,000	$ 0.34

At March 31, 2002, the Company had outstanding stock options to acquire 2,560,000 common shares as follows:

Number	Exercise Price	Expiry Date
190,000	$0.48	December 11, 2002
30,000	$0.51	July 3, 2003
250,000	$0.39	October 20, 2003
100,000	$0.54	April 26, 2004
220,000	$0.74	March 3, 2005
140,000	$0.50	June 15, 2005
220,000	$0.40	December 29, 2005
100,000	$0.40	February 8, 2006
1,125,000	$0.10	November 28, 2006
185,000	$0.10	February 12, 2007
2,560,000		

8. SHARE CAPITAL (CONT'D)

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2002:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.10	1,310,000	4.69	0.10
0.39 – 0.54	1,030,000	2.36	0.44
0.74	220,000	2.93	0.74
	2,560,000	3.61	0.29

The Company follows the settlement accounting method of accounting for stock-based compensation awards granted to employees and non-employee Directors. Accordingly, no compensation expense has been recognized in the consolidated statements of operations for stock options granted. Had compensation costs been determined, based on the fair values at the dates of the grants for those options vested in the period, net loss and loss per share would have been the amounts shown below:

Net loss for the period	$ 128,887
Unrecorded stock option compensation adjustment	14,856
Pro-forma net loss for the period	$ 143,743
Pro-forma loss per share	$ (0.003)

The fair values of options vested during the three months ended March 31, 2002 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	109.75%
Risk-free interest rate	4.47%
Expected life	5 years
Dividend yield	0%

8. SHARE CAPITAL (CONT'D)

Warrants:

At March 31, 2002, the Company had outstanding share purchase warrants exercisable to acquire 6,744,887 common shares as follows:

Number	Exercise Price	Expiry Date
309,500**	$0.45	April 30, 2002
769,230**	$0.65	May 10, 2002
76,884*	$0.85	June 7, 2002
334,773*	$0.45	June 7, 2002
160,000	$0.45	June 7, 2002
62,000*	$0.70	June 7, 2002
250,000	$0.40	June 29, 2002
3,500,000	$0.12	December 19, 2003
250,000	$0.12	January 10, 2003
1,032,500	$0.12	February 27, 2003
6,744,887		

* Exercisable to acquire flow-through common shares or ordinary common shares.
** Subsequently expired unexercised.

9. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the periods ended March 31, 2002 and March 31, 2001 as follows:

	March 31, 2002	March 31, 2001
Non-cash financing activities:		
Share capital issued for:		
Debt	$ 1,300,000	$ -
Share subscription advances	100,000	446,466
Share issue costs	-	2,500
Share subscription advances	(100,000)	(446,466)
	$ 1,300,000	$ 2,500
Non-cash investing activities:		
Option proceeds received	$ 25,000	$ -
Mineral exploration tax credit	(15,938)	(48,396)
	$ 9,062	$ (48,396)

9. SUPPLEMENTAL CASH FLOW INFORMATION (CONT'D)

During the period ended March 31, 2002 the Company paid interest of $4,981 (2001 - $13,889).

The net change in non-cash working capital items consists of:

	March 31, 2002	March 31, 2001
Accounts receivable	$ (4,769)	$ 63,545
Prepaid expenses	(5,670)	-
Accounts payable and accrued liabilities	(45,149)	(85,553)
Due to related parties	7,694	(40,265)
	$ (47,894)	$ (62,273)

10. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, plant and equipment by geographical segments is as follows:

	Canada	Chile	Argentina	Total
March 31, 2002				
Property, Plant and Equipment	$ 33,272	$ -	$ -	$ 33,272
Mineral properties, including deferred costs	16,063,932	336,310	-	16,400,242
Metal Leaching and Sulphur Technology, including deferred costs	501,302	-	-	501,302
	$ 16,598,506	$ 336,310	$ -	$ 16,934,816

	Canada	Chile	Argentina	Total
December 31, 2001				
Property, Plant and Equipment	$ 35,758	$ -	$ -	$ 35,758
Mineral properties, including deferred costs	16,079,435	326,710	-	16,406,145
Metal Leaching and Sulphur Technology, including deferred costs	500,000	-	-	500,000
	$ 16,615,193	$ 326,710	$ -	$16,941,903

11. RELATED PARTY TRANSACTIONS

a. Exploration and development costs totalling $4,039 (2001 - $26,001) and rent and office services totalling $Nil (2001 - $2,028) have been incurred with a corporation related to the Company by common Directors.

b. Management fees, consulting fees and salaries totalling $60,190 (2001 - $36,334) have been incurred with certain directors, officers and corporations related by common directors.

c. Legal fees and disbursements totalling $15,537 (2001 - $Nil) have been incurred with a law firm in which a personal law corporation controlled by an Officer of the Company was a partner and now is an associate in the practice of law.

d. Strategic Metals Ltd., the Company's Eureka Joint Venture partner (Note 5), which has a net smelter returns royalty interest in one mineral claim within the Wolverine Joint Venture claims, is a related corporation by virtue of former common directors.

The transactions above have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

12. SUBSEQUENT EVENTS

The Company granted stock options exercisable to acquire 1,230,000 common shares as follows: 90,000 common shares at a price of $0.11 per share on or before April 26, 2007; and 1,140,000 shares at a price of $0.12 per share on or before May 14, 2007.

EXPATRIATE RESOURCES LTD.
MARCH 31, 2002

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COST:

See the accompanying consolidated financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

Refer to Note 11 in the accompanying consolidated financial statements.

The aggregate amount of expenditures made to parties not at arms length from the Company were $79,766 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING PERIOD ENDED MARCH 31, 2002:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price Per Share	Total Proceeds	Type of Consideration	Commissions and Expenses Paid
Jan. 10/02	Common Shares	Private Placement	1,000,000	$ 0.10	$ 100,000	Cash	$ 2,400
Feb. 1/02	Common Shares	Debt Conversion	7,000,000		$1,300,000	N/A	N/A
Feb. 27/02	Common Shares	Private Placement	1,430,000	$ 0.10	$ 143,000	Cash	$ 3,250

B. OPTIONS GRANTED DURING PERIOD ENDED MARCH 31, 2002:

Date Granted	Name of Optionee	Number of Options	Exercise Price	Expiry Date
Feb. 12/02	R. McKnight	150,000	$ 0.10	Feb. 12, 2007
Feb. 12/02	J. Moore	35,000	$ 0.10	Feb. 12, 2007

EXPATRIATE RESOURCES LTD.
MARCH 31, 2002

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2002:

Authorized share capital - 100,000,000 common shares with no par value.
- 100,000,000 Class "A" preferred shares having a par value of $1.00 per share

A total of 46,095,461 common shares have been issued for a total of $25,420,477.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT MARCH 31, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	190,000	$0.48	Dec. 11, 2002
Options	30,000	$0.51	July 3, 2003
Options	250,000	$0.39	Oct. 20, 2003
Options	100,000	$0.54	Apr. 26, 2004
Options	220,000	$0.74	Mar. 3, 2005
Options	40,000	$0.50	May 25, 2005
Options	140,000	$0.50	June 15, 2005
Options	220,000	$0.40	Dec. 29, 2005
Options	100,000	$0.40	February 8, 2006
Options	1,125,000	$0.10	November 28, 2006
Options	185,000	$0.10	February 12, 2007
Warrants	309,500	$0.45	April 30, 2002
Warrants	769,230	$0.65	May 10, 2002
Warrants	76,884**	$0.85	June 7, 2002
Warrants	334,773*	$0.45	June 7, 2002
Warrants	160,000	$0.45	June 7, 2002
Warrants	62,000*	$0.70	June 7, 2002
Warrants	250,000	$0.40	June 29, 2002
Warrants	3,500,000	$0.12	December 19, 2003
Warrants	250,000	$0.12	January 10, 2003
Warrants	1,032,500	$0.12	February 27, 2003
Convertible Loan	$ 490,335	$0.65 or	May 2, 2002
		$0.75 or	May 2, 2003
		$0.85	May 2, 2004

* fifty percent (50%) exercisable to acquire "flow-through" common shares

** exercisable to acquire "flow-through" common shares or ordinary common shares

EXPATRIATE RESOURCES LTD.
MARCH 31, 2002

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MARCH 31, 2002:

Common shares in escrow – Nil

<u>Section 5</u>

A. LIST OF DIRECTORS AND OFFICERS AS AT MAY 21, 2002:

Dr. Harlan D. Meade	President/CEO/Director
Robert G. Yeoman	CFO/Director
Kjell Larsson	Director
Walter Segsworth	Director
Robert McKnight	Director
Carol E. Ellis	Vice-President Investor Relations
Terry Tucker	Vice-President Exploration
Glenn R. Yeadon	Secretary

EXPATRIATE RESOURCES LTD.
MARCH 31, 2002

Events During the Quarter Ended March 31, 2002

Description of Business

Expatriate is in the business of exploration and development of mineral deposits in Canada and South America. Expatriate, through its subsidiary Nitrosyl Technologies Corporation, also has interests in metal leaching and sulphur technologies that may provide strategic benefit to the development of its mineral properties.

Discussion of Operations

Finlayson Project, Yukon

With the return of the Kudz Ze Kayah property to Teck Cominco Limited in September 2001 the Finlayson Project is reduced to Expatriate's interest in the 705 claims comprising Wolverine Joint Venture and its approximate 2830 wholly owned mineral claims within the Finlayson District in southeast Yukon.

Atna Resources Ltd. did not participate in the 2001 program for the Wolverine Joint Venture and has undergone modest dilution of its interest. Expatriate's working interest in the joint venture has increased to approximately 60.6%. Expatriate has proposed a program of $44,000 for 2002 consisting mainly of claim maintenance and related activities. Atna has also elected not to participate in the 2002 program and will undergo minor dilution as result of these expenditures.

Fox River Project, Manitoba

On January 28, 2002, Expatriate informed Amarc Resources Ltd. that it was not going to participate in the 2002 program or continue as a participant in the Precious Exploration Limited Partnership ("PELP") (see February 1, 2002 news release). Expatriate also informed Hunter Dickinson Group Inc. (HDGI) that it was relinquishing its interest in the PELP and not going to pay the $250,000 participation fee due January 31, 2002 and that it wished to exercise its option to have the $1,300,000 convertible debenture issued to HDGI settled by issuance of 7,000,000 common shares of Expatriate. These shares were delivered to HDGI on February 8, 2002, settling all indebtedness to HDGI.

EXPATRIATE RESOURCES LTD.
MARCH 31, 2002

Isleña Project, Chile

Expatriate resumed exploration on its Isleña property in coastal Chile (see February 13, 2002 press release). Follow up soil sampling on the Atacama West target area extended the anomaly over a 1600 metre length of the Atacama Fault (see April 1, 2002 news release). Expatriate undertook 770 metres of backhoe trenching over the area of the induced polarization chargeability anomaly. Sampling of surface material in this area had yielded assays up to 59 g/t gold in hand samples; 6 of 13 samples of the quartz breccia material assayed more than 10 g/t gold (see May 11, 2000 news release) and soil sampling had defined anomalous gold in soil samples to a maximum value of 140 ppb gold. Trenching to bedrock has exposed several narrow hematite-manganese-barite zones that appear to correspond with the narrow high chargeability anomaly found in an induced polarization survey completed in 2000.

Eureka Joint Venture, Yukon

The Eureka Joint Venture, consisting of 50% Expatriate and 50% Strategic Metals Ltd., completed an option agreement with Viceroy Resource Corporation on the joint venture's 164 claim Eureka property. The property is located 60 kilometres southeast of Dawson City in the southwest portion of the Klondike Goldfields (see March 1, 2002 news release).

Viceroy may earn an initial 50% interest by completing $900,000 in exploration expenditures over four years and making cash payments totalling $40,000. Viceroy shall have a second option to increase its interest to 65% by making an additional $600,000 of exploration expenditures on the property or enter into a joint venture to continue exploration and development of the property. Viceroy made an initial payment of $5,000 on signing and shall make an additional payment of $5,000 on or before July 1, 2002 and commit to a minimum $100,000 program of exploration in 2002.

Regal Ridge Emerald Property, Yukon

Expatriate concluded an agreement with True North Gems Inc. ("True North") for the sale of Expatriate's interest in the 93 claim Regal Ridge Emerald property in the Finlayson Lake District (see March 6, 2002 news release). The sale of its interest will provide Expatriate additional money for its 2002 exploration program and the opportunity to acquire a direct equity interest in True North upon its completion of an initial public offering of its shares.

Under the sale agreement, Expatriate will receive an aggregate consideration of $500,000, consisting of an initial cash payment of $25,000 that was paid on receipt of regulatory acceptance and $75,000 that was paid before March 31, 2002; $100,000 on the earlier of Initial Public Offering (IPO) and August 1, 2002; and an additional $100,000 payment on the earlier of IPO or March 7, 2003. The remaining $200,000 shall be payable in True North Units at the share price in the IPO or by the issuance to Expatriate of a Convertible Special Note that automatically converts at the IPO share price. The True North Units shall consist of one common share and one common share purchase warrant with the conversion to be on the same terms as for similar shares in the IPO being contemplated by True North.

EXPATRIATE RESOURCES LTD.
MARCH 31, 2002

Expatriate retains the right to explore for precious and base metals on the Regal Ridge Emerald Property under an Access Rights Agreement with True North. The claims comprising the Regal Ridge property are part of Expatriate's large Goal Net property and have potential to host copper-rich Besshi type massive sulphide deposits.

Acquisition of Falconbridge Limited Copper Projects in Chile

Expatriate has completed the acquisition of three copper properties in Chile from Falconbridge Limited (see March 12, 2002 news release). The three properties are located in the Central Porphyry Copper Belt where Expatriate, through its wholly owned subsidiary Compañia Minera Latina Ltda., has been exploring for oxide and sulphide copper deposits for the past several years. Expatriate issued Falconbridge 150,000 of its common shares, and granted it a Back-in Option in respect of each of the properties. The Back-in Option shall give Falconbridge the right to back in to a 50% participating interest in a joint venture for the exploration and development of the properties by incurring exploration and development expenditures on the Back-in Property equal to 250% of Expatriate's expenditures thereon. If Expatriate seeks to joint venture one or more of the properties, Falconbridge will have a first right of opportunity to negotiate an option and joint venture agreement for each property. If Expatriate is not able to reach agreement with Falconbridge on the terms of an option and joint venture, and enters into an option and joint venture with a third party, then the Back-in Option shall be amended. The amended Back-in Option shall give Falconbridge the right to back-in to 50% of Expatriate's participating interest therein.

Canalask Property, Yukon

Uravan Minerals Inc ("Uravan") will earn a 50% interest in Expatriate's Canalask property in the Kluane District in southwest Yukon by making aggregate expenditures of $1.2 million (see Subsequent Events).

Geophysical surveys and geochemical sampling have defined two areas with strong electromagnetic response and nickel-copper-cobalt-platinum group element mineralization. The geophysical anomalies are interpreted to define embayments in the footwall of an ultramafic sill. The two areas of the anomalies cover 800 and 1100 metres of the more than 5000 metre long sill structure (see Uravan October 31, 2001 news release).

Uravan has made aggregate expenditures of approximately $320,000 and is required to make aggregate expenditures of $ 700,000 by August 1, 2002 to maintain its option to earn a minimum 50% interest in the Canalask property. Uravan recently completed a financing for $500,000 with use of proceeds designated to the Canalask Project.

Corporate Activities

Financing

In early January 2002, Expatriate closed the $100,000 private placement announced in December 2001 (see December 31, 2001 news release).

EXPATRIATE RESOURCES LTD.
MARCH 31, 2002

Expatriate completed the $700,000 financing with Resource Investment Trust PLC of the United Kingdom in late January, 2002 (see December 13, 2001 news release). Expatriate acquired 309,287 shares of the Resource Investment Trust at a price of £1 per share by issuance to it of 7,000,000 units of Expatriate at a price of $0.10 per unit. Each unit consists of one common share and one half of a non-transferable share purchase warrant, with each full warrant entitling the holder to purchase an additional common share at $0.12 per share for two years. The 3.5 million warrants are exercisable through December 19, 2003.

Two private placements totalling $143,000 were negotiated in February (see February 7, 2002 news release). A $53,000 flow-through private placement consisted of 132,500 units at a price of $0.40 per unit. Each flow-through unit consisted of three flow-through shares, one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase an additional common share at a price of $0.12 for one year from closing. A $90,000 private placement consisted of 900,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase an additional common share for one year from closing. Finder's fees of $3,250 were paid in respect of these private placements.

Expatriate is planning an offering of flow-through shares to provide additional money for its exploration program for Expatriate's properties in the Yukon.

Stock Options

Upon his appointment as director, Mr. McKnight was granted 150,000 options at $0.10 per share on February 12, 2002 exercisable for a period of five years. Ms. Jill Moore, an employee of the Company was granted 35,000 options at a price of $0.10 per share on February 12, 2002 and an additional 40,000 options at a price of $0.11 per share on April 26, 2002 also having a term of five years. Similarly, Ms. Rhonda Schultz, an employee, was granted 50,000 options at a price of $0.11 per share having a term of five years. Also see subsequent events.

Mr. Marchant's 230,000 options expired unexercised on March 11, 2002. Ms. Jang's 35,000 share options expired unexercised on March 8, 2001. Similarly Mr. Katz's 150,000 options expired unexercised on February 3, 2002. A total of 2,560,000 share options were outstanding as of March 31, 2002.

Management and Board Changes

Mr. Brad Marchant resigned as Vice President of Mining and Development and Director of Expatriate on February 11, 2002 to pursue other business opportunities. Mr. Johan Katz ceased to provide services as Manager of Investor Relations, Europe on January 11, 2002.

EXPATRIATE RESOURCES LTD.
MARCH 31, 2002

Mr. Robert McKnight was appointed a Director of Expatriate on February 12, 2002 (see February 12, 2002 news release). Mr. McKnight is a graduate of the University of British Columbia with a degree in Geological Engineering. He has broad experience in the mining industry and is currently employed as an independent consulting engineer offering services in feasibility studies, financial evaluations, technical and financial due diligence, project finance and mergers and acquisitions. Mr. McKnight participated in the prefeasibility study on the Finalyson Project. His familiarity with the Finlayson Project is an added benefit to Expatriate.

The Compensation Committee met in February 2002 and approved an increase in salary of the President from $7390 per month to $8390 per month. In addition, the Committee approved two years salary compensation for the President of the company in the event that his employment shall materially change as a result of a change of control of the Company.

Investor Services

Expatriate continues to engage Mr. Lance Mayers of Osoyoos, British Columbia to provide investor services of communicating new releases to investors and potential investors. During the first quarter of 2002, Gateway received $1,000 per month to provide these services.

Capitalization

Expatriate's issued share capital increased to 46,095,461 during the period from the 36,665,461 common shares issued at year-end 2001. On a fully diluted basis, Expatriate would have 55,400,348 shares issued compared with 44,958,848 issued at yearend 2001.

See Subsequent Events for issuance of additional shares, warrants and options after March 31, 2002.

Liquidity and Solvency

At the end of the first quarter 2002, Expatriate had current assets of $1,208,845 consisting of $119,008 of cash, $18,128 of accounts receivable, $725,000 of marketable securities, $341,039 of YMETC recoverable and $5,670 of prepaid expenses, and had current liabilities of $633,839 consisting of $83,654 in accounts payable and accrued liabilities, $56,930 in amounts due to related parties, $2,920 of current obligation under capital lease and $490,335 in convertible loans that are due or may be called after the second anniversary of the loan on May 10, 2002 (see Subsequent Events for repayment of convertible debenture). During the first quarter 2002, the $1,300,000 convertible debenture held by Hunter Dickinson Group Inc. was settled by the issuance of 7,000,000 common shares.

EXPATRIATE RESOURCES LTD.
MARCH 31, 2002

Expatriate has made application for $325,101 of recoverable tax credit under Yukon Mineral Exploration Tax Credit (YMETC) program in respect of eligible exploration expenditures made in the Yukon during 2001. This compares with $478,108 received for 2000. The recovery of the YMETC is expected to occur in July 2002. The YMETC program remains in effect for 2002; Expatriate may claim a tax credit for up to 25% of eligible exploration expenditures in 2002. An additional $15,938 of YMETC has been accrued in the first quarter.

Expatriate has sufficient working capital to meet its short-term requirements. It intends to raise additional equity capital during 2002 to cover exploration expenditures and to maintain its working capital position and meet any debt obligations falling due (See Subsequent Events for sale of Resource Investment Trust shares).

Expatriate has obligations to incur $109,013 of exploration expenditures eligible for Canadian Exploration Expense to fulfill its flow-through share obligations before December 31, 2002. Expatriate nearly fulfilled these obligations and plans to make sufficient eligible exploration expenditures during the second quarter to fulfill them.

There is no assurance that Expatriate can reasonably sell its marketable securities as markets for all of the securities Expatriate wishes to sell may not be readily available. Similarly, market conditions remain difficult and raising additional capital to meet the needs of Expatriate over the long term remains uncertain.

Balance Sheet

As at March 31, 2002, current assets were $1,208,845 as compared to $1,182,922 at December 31, 2001. Cash on hand at end of first quarter was $119,008 compared with $144,462 for December 31, 2001. Marketable securities increased slightly to $725,000 due to the receipt of 166,667 shares of Uravan in-lieu of a $25,000 option payment. Yukon Mineral Exploration Tax Credit increased from $325,101 as at December 31, 2001 to $341,039 due to eligible exploration expenditures made in the first quarter. Capitalization of mineral properties decreased slightly to $16,375,244 at March 31, 2002 compared to $16,439,313 at December 31, 2001.

Current liabilities were $633,839 at March 31, 2002 compared with $1,980,867 at December 31, 2001. The large decline in current liabilities during the period is due to the conversion of $1,300,000 of convertible debenture into 7 million common shares of Expatriate. Account payables and accrued liabilities were $83,654 at end of first quarter, compared to $128,803 as at December 31, 2001. Amounts due related parties was $56,930 at March 31, 2002 as compared to $49,236 at December 31, 2001. See subsequent events on commencement of repayment of outstanding $490,335.00 convertible loan.

EXPATRIATE RESOURCES LTD.
MARCH 31, 2002

Administration Costs

Administration costs before interest received during first quarter 2002 were $110,101 as compared to $129,748 for the same period in 2001. Administration costs for the quarter include $2500 for accounting and audit fees, $2486 for amortization, $2648 for consulting fees, and $14,834 for investor relations and financing expenses. Legal fees were $17,524, rent and office services were $30,880, and salaries and benefits were $33,779 for the first quarter 2002. Interest on long term debt was $14,167 during the period.

Subsequent Events

Resource Investment Trust PLC

Expatriate sold 275,000 shares of Resources Investment Trust PLC on the London Stock Exchange for net proceeds of $578,000. The proceeds are being used for general corporate purposes and repayment of the loan and interest due to CapitalPro International, Inc. in respect of the $500,000 convertible loan (see May 28, 2002 news release).

Blue Moon Property, California

On May 9, 2002, Expatriate announced that it has reached an understanding with Boliden Limited ("Boliden") for the purchase of 100% interest in the Blue Moon zinc-copper-lead-silver-gold property in Mariposa County, California (see May 9, 2002 news release). Expatriate will purchase 100% interest in Westmin Resources, Inc., an Idaho corporation (WRI), which holds all interest in the Blue Moon Property. Expatriate shall issue 3 million common shares of Expatriate to Boliden Limited for all interest in WRI. The issuance of the additional shares to Boliden will increase its interest in Expatriate from 17.95% of the issued shares to 22.95%. Expatriate will also grant Boliden a 0.5% Net Smelter Return royalty capped at US$500,000. The property is also subject to royalties to third parties that are capped at US$1.6 million and a 10% Net Profits royalty interest. Acquisition of the mineral rights and issuance of the shares are subject to regulatory acceptance.

The Blue Moon property is located 35 kilometres east of Merced in Mariposa County, California, and consists of 520 acres of mineral rights. The mineral rights cover the high-grade Blue Moon zinc-copper-lead-silver-gold massive sulphide deposit and extensions of the favourable stratigraphy. Previous mining by Hecla Mining Company during 1943-1945 produced 55,656 tons grading 12.3% zinc, 0.36% copper, 0.48% lead, 3.75 oz/ton silver and 0.062 oz/ton gold. The project was actively explored by Colony

EXPATRIATE RESOURCES LTD.
MARCH 31, 2002

Pacific Explorations Ltd. and Westmin Resources Limited in the period 1981-1988 with 56,853 feet of drilling completed in 62 drill holes. The drilling defined a geological reserve (Westmin, 1989 Annual Report) as summarized in the table:

Geological Reserves*	Tonnes	Zn %	Cu %	Pb %	Ag g/t	Au g/t
Probable	2,457,600	8.84	1.05	0.53	98.4	2.33
Possible	1,006,900	5.75	0.96	0.36	69.6	2.23
* Under National Policy 43.101 the Probable and Possible Reserves would be classified as Indicated and Inferred Mineral Resources, respectively.						

Blue Moon provides Expatriate an attractive small mine development opportunity that may be enhanced by discovery of additional ores as exploration is renewed. The location and excellent infrastructure provide opportunity for low capital and operating costs in development of the deposit. Expatriate plans to undertake a review of the data and resume exploration. It also plans to re-evaluate the production plan for the deposit and formulate a plan for its development.

Completion of the acquisition is expected to take several months to effect the transfer of non-Blue Moon assets out of Westmin Resources Inc. and registration of the change in ownership

Cook and Currie Township Properties, Ontario

Echo Bay Mines Ltd. notified Expatriate on April 19, 2002 that it was terminating its option to acquire a 50% interest in the Cook and Currie Properties. Echo Bay completed geophysical surveys over parts of the properties defining several anomalies; however, these anomalies were not evaluated by drilling. The properties are located southeast of Timmins, Ontario within a greenstone belt that has been focus of intermittent gold exploration over the past 100 years.

Canalask Project

Expatriate sold 45,000 shares of Uravan Minerals Ltd. during May 2002 for net proceeds of approximately $8,850. The proceeds are being used for general corporate purposes. Expatriate continues to hold 121,667 shares of the 166,667 Uravan common shares received January 1, 2002 in lieu of the $25,000 cash payment due from Uravan as part of its requirements to maintain its option on Expatriate's Canalask property located in southwest Yukon.

CapitalPro Debenture Repayment

Expatriate entered into a convertible debenture agreement on May 2, 2000 with CapitalPro International, Inc. (see May 12, 2000 news release). On May 2, 2002, CapitalPro gave Expatriate notice that it sought repayment of the loan on the second anniversary of the loan, May 10, 2002. Expatriate has 30 Banking Days from May 10, 2002 to repay the loan, which is June 24, 2002.

EXPATRIATE RESOURCES LTD.
MARCH 31, 2002

On May 3, 2002, Expatriate paid CapitalPro $100,000 of which $10,237.06 was for interest and $89,762.94 was repayment of principal. As at May 3, 2002, $399,754.51 remains outstanding under the loan agreement (see May 13, 2002 news release). On May 28, 2002, Expatriate repaid all outstanding principal and interest (see May 28, 2002 news release).

Stock Options

On May 13, 2002, Expatriate's revised stock option plan was accepted by the TSX Venture Exchange increasing the allowable options to be issued to 4,919,000 shares. On May 14, 2002, Expatriate granted additional stock options to employees, officers and directors totalling 1,140,000 common shares at a price of $0.12 per share for a term of five years. Approval for the issuance of the 970,000 share options to officers and directors will be sought at the upcoming shareholders meeting on June 20, 2002. Upon approval of the issuance of these options, Expatriate will have 3,790,000 options outstanding representing 8.22 % of the issued shares as at May 30, 2002.

Annual Report and Information Circular

Expatriate has set its Annual and Extraordinary General Meeting at 2 PM on June 20, 2002 in the Gabriola Island Room, Fairmont Hotel Vancouver, Vancouver, B.C. The 2001 Annual Report and Information Circular for the June 20, 2002 AGM Meeting were mailed out to shareholders on May 16, 2002.

Expatriate Resources Ltd.
May 30, 2002